

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2021

Tillman U. Gerngross, Ph.D.
Chief Executive Officer
Adagio Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, MA 02451

> **Re: Adagio Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 2, 2021**
> **File No. 333-257975**

Dear Dr. Gerngross:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed August 2, 2021

Business
License Agreement with Biocon Biologics Limited, page 145

1. Please expand your disclosure regarding the license agreement with Biocon to describe the material terms of the agreement, including payment terms and termination provisions. Please also file the agreement as an exhibit to the registration statement, or advise. See Item 601(b)(10) of Regulation S-K.

Tillman U. Gerngross, Ph.D.
Adagio Therapeutics, Inc.
August 2, 2021
Page 2

       You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Irene Paik at 202-551-6553 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Divakar Gupta, Esq.